May 20, 2016

VIA EDGAR AND FEDERAL EXPRESS OVERNIGHT

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention:	Stephanie Sullivan
Michelle Miller

Re:	Northrim BanCorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015 (the “Report”)
Filed March 11, 2016
File No. 000-33501

On behalf of our client, Northrim BanCorp, Inc., an Alaska corporation (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, reference is made to your letter dated April 29, 2016, containing certain comments regarding the above-referenced Report. We have carefully reviewed and considered each comment contained in that letter, and would respectfully submit in response the proposed actions indicated below. For ease of reference, each of your comments is set forth below with our response set forth immediately below.

Staff Comment No. 1: Item 8. Financial Statement and Supplementary Data, Note 1 - Summary of Significant Accounting Policies, page 63; Acquired Loans, page 65
We note your disclosure on page 65 that you have evaluated the credit quality of purchased non-credit impaired loans and have determined that excluding these loans from the allowance for loan losses calculation is appropriate based on their stable credit quality since acquisition. We also note per your disclosure on page 71 that you acquired $138.4 million of loans from your acquisition of Alaska Pacific on April 1, 2014, which represented approximately 15% of your loan portfolio as of December 31, 2014. We note that the vast majority of these loans (approximately 98%) were not considered to be within the scope of ASC 310-30, and that you recorded a nominal purchase adjustment for credit, interest rate and liquidity risk for these loans at the date of acquisition. Please respond to the following:

•	Tell us the types of loans acquired in the Alaska Pacific acquisition and separately quantify which of the loan categories on page 81 the loans are classified within.

•	Describe for us in detail how you assessed these loans for credit impairment in light of the fact that you have excluded them from your allowance for loan loss calculation.

•	Tell us whether any of the loans acquired are in loan categories or geographic areas where you do not have any prior experience making loans.

•	Tell us whether the underwriting criteria utilized by Alaska Pacific in originating the loans are similar to the criteria you utilize.

•	Tell us why you believed it was not appropriate to evaluate these loans for impairment consistent with the rest of your loan portfolio.

Securities and Exchange Commission
May 20, 2016
2 of 6

Response:
The Company respectfully offers the following tables detailing the loans acquired from Alaska Pacific by loan category as of the dates indicated:

(In Thousands)	Commercial	Real estate construction one-to-four family	Real estate construction other	Real estate term owner occupied	Real estate term non-owner occupied	Real estate term other	Consumer secured by 1st deeds of trust	Consumer other	Total
December 31, 2014
AQR Pass	$27,998	$—	$—	$25,787	$20,954	$2,961	$16,319	$12,975	$106,994
AQR Special Mention	5	—	—	—	2,095	39	—	11	2,150
AQR Substandard	1,412	—	—	198	910	—	157	(1)	2,676
AQR Doubtful	—	—	—	—	—	—	—	—	—
AQR Loss	—	—	—	—	—	—	—	—	—
Total	$29,415	$—	$—	$25,985	$23,959	$3,000	$16,476	$12,985	$111,820

December 31, 2015
AQR Pass	$21,285	$—	$—	$22,883	$18,309	$3,678	$12,097	$9,561	$87,813
AQR Special Mention	59	—	—	—	—	—	11	—	70
AQR Substandard	1,951	—	—	164	358	—	151	20	2,644
AQR Doubtful	—	—	—	—	—	—	—	—	—
AQR Loss	—	—	—	—	—	—	—	—	—
Total loans	$23,295	$—	$—	$23,047	$18,667	$3,678	$12,259	$9,581	$90,527

Gross loans acquired from Alaska Pacific on April 1, 2014 were $141.5 million, of which $133.9 million, or 95%, were deemed non-credit-impaired (see the last table on page 71 of the Report) and $7.6 million, or 5%, where identified as purchased credit impaired loans (see the first table on page 72 of the Report).
Management assesses credit impairment for the loans that were acquired from Alaska Pacific as part of the on-going monitoring of the credit quality of the Company’s entire loan portfolio. Management tracks certain credit quality indicators including trends in past due and nonaccrual loans, gross and net charge offs, and movement in loan balances within the risk classifications. As of December 31, 2015, $1.0 million of the original $141.5 million of purchase loans, or 0.73%, have migrated from pass grade loans to substandard loans. These loans have been included in the Report under the Company’s reported impaired loan totals as of December 31, 2015, and these loans have been evaluated for specific impairment as part of the calculation of the allowance for loan losses. There was no specific impairment on these loans at December 31, 2015 or 2014. The intent of the Company’s original disclosure was to communicate that these non-credit-impaired acquired loans are evaluated differently from the allowance methodology applied to the majority of our portfolio that has been originated by the Company. These acquired loans have not been excluded from the Company’s allowance calculation; rather, they have been evaluated as a separate population in the Company’s allowance methodology and there have been no significant changes subsequent to the merger to the underlying credit quality that would require a provision and establishment of an allowance specific to these loans at this time. The Company respectfully submits that it will revise its disclosures regarding how it assess credit impairment to clarify how the Company applies its methodology to acquired loans as described above in the Company’s next Form 10-K. In the disclosure included on page 65 of the Report, the Company states the following: “The Company has evaluated the credit quality of purchased non-credit-impaired loans and has determined that excluding these loans from the allowance for loan losses calculation is appropriate based on their stable credit quality since acquisition.” The Company respectfully proposes that a disclosure in the

Securities and Exchange Commission
May 20, 2016
3 of 6

Company’s next Form 10-K would read as follows: “For the purpose of estimating the Allowance for Loan and Lease Losses, the Company has evaluated the credit quality of purchased non-credit-impaired loans separately from loans that were originated by the Company; however, purchased non-credit-impaired loans that have been identified as impaired subsequent to the merger are included in the Company’s normal process for reporting impaired loans and calculating a specific valuation allowance. Purchased non-credit-impaired loans that have not been identified as impaired subsequent to the merger are evaluated for significant changes subsequent to the merger to determine if the underlying credit quality of these loans would require a provision and establishment of an allowance specific to these loans."
Approximately $5.7 million of the loans acquired from Alaska Pacific were either purchased participations or loans originated by Alaska Pacific outside of the Company’s geographic area of Alaska. While the Company has some prior experience making loans outside of Alaska, either directly or through participations, the Company determined that these loans carried heightened risk due to their location outside of Alaska. All of these loans were either included in the Company’s assessment of purchased credit impaired loans or were individually evaluated by management due to the Company’s assessment of heightened risk for these types of loans. The remainder of the loan portfolio that was acquired from Alaska Pacific consists of loans made in loan categories and geographic areas in which the Company has prior experience making loans. The acquired loan portfolio included a higher concentration of loans in the tourism and fisheries industries as compared to the Company’s existing portfolio; however, the Company also has prior experience making these loans.
The underwriting criteria utilized by Alaska Pacific were similar to the criteria the Company utilizes. The Company employs a risk rating system with 10 different categories, and Alaska Pacific’s risk rating system had 9 categories. The Company’s review of these risk ratings and how they were applied as of April 1, 2014 was generally consistent with the Company’s process for risk rating loans.
Staff Comment No. 2: Item 8. Financial Statement and Supplementary Data, Note 2 - Business Combinations, page 70; Residential Mortgage, page 72

We note your disclosure regarding your conclusion that the earn-out payments should be reflected as acquisition consideration instead of compensation, and you describe the factors considered on page 73. However, we note per the acquisition agreement filed as Exhibit 2.1 to your Form 10-Q for the quarter ended September 30, 2014 that your obligation to make the earn-out payments shall cease immediately for the then current earn-out year and the remainder of the earn-out period if two or more of the Seller Members have terminated their employment with the Company, been terminated by you for cause, died or suffered any mental or physical disability which prevents them from performing their essential functions. Tell us how you considered the guidance in ASC 805-10-55-25(a) that states that a contingent consideration arrangement in which the payments are automatically forfeited if employment terminates is consideration for post-combination services.

Response:
The Company respectfully offers that it evaluated the guidance contained in ASC 805-10-55-25 in determining that it is most appropriate to treat the obligation to make earn-out payments as acquisition consideration. Specifically with respect to ASC 805-10-55-25(a) relating to the continuing employment indicator, the Company considered the following facts and circumstances based on the terms of the acquisition agreement filed as Exhibit 2.1 to the Company's Form 10-Q for the quarter ended September 30, 2014:

Securities and Exchange Commission
May 20, 2016
4 of 6

1.
The obligation to make earn-out payments would not automatically forfeit for any one Seller Member upon his individual termination from employment. Forfeiture of earn-out payments for any one Seller Member is contingent upon two events: his own termination from employment and the termination of employment of another Seller Member. The first Seller Member to terminate does not forfeit earn-out payments, nor do any of the other Seller Members, and therefore the contingent payments are not affected by termination of an individual's employment.

2.
A Seller Member was not an employee of the Company post-combination and participates in the earn-out payments. One of the Seller Members is Old Pacific Alaska Mortgage Company, Inc. (“PAM”), which is an Alaska corporation. An individual who had an ownership interest in PAM is entitled to earn-out payments indirectly as a result of her ownership interest in PAM per the acquisition agreement, and was not an employee of the Company post-combination. Accordingly, there is no continuing employment relationship between the Company and this individual.

The Company carefully evaluated the above aspects of continuing employment as it applies to ASC 805-10-55-25(a) and concluded that the forfeiture of the contingent consideration was not tied to the continuing employment of each Seller Member. Therefore, the potential forfeiture of the contingent payments upon employment termination was not by itself considered a conclusive indicator of post-combination compensation. As a result, the Company considered the other indicators in ASC 805-10-55-25 and believes that based on the aspects of the earn-out arrangement summarized on page 73 of the Report, it appropriately concluded that the contingent amounts should not be classified as consideration. Accordingly, the Company respectfully believes that it considered all the facts and circumstances present in order to determine the character of the obligation to make earn-out payments.

Staff Comment No. 3: Item 8. Financial Statement and Supplementary Data, Note 6 - Loans and Credit Quality, page 86

We note your disclosure on page 5 that you estimate that approximately 5% of portfolio loans have direct exposure to the oil and gas industry in Alaska. We also note your disclosures on the Alaskan economy beginning on page 6, and your Risk Factors beginning on page 12, that discuss the uncertain environment you are operating in, which is driven in large part by the dramatic decrease in the price of oil and the fact that you estimate that one third of the Alaskan economy is related to oil. In light of the potential effect of the declining oil prices on your loan portfolio and overall operations, please respond to the following:

•	Tell us, and separately quantify, which of the loan categories on page 81 contain your direct oil and gas exposures.

•	Tell us in more detail how you are defining “direct exposure” for purposes of your estimate that 5% of your portfolio loans have direct exposure to the oil and gas industry.

•	To the extent known, separately quantify the portion of your allowance for loan losses that relates to your direct exposure to the oil and gas industry.

•	Quantify the amount of any unfunded lending commitments to companies having exposure to the oil and gas industry.

•
Tell us whether you have performed any analysis to try to quantify the impact of loans “indirectly” affected by the oil and gas industry. For example, tell us whether you have analyzed certain loan portfolios to be of higher risk to the exposure to the price of oil and gas, even though you have not considered them as direct exposure to the oil and gas industry. Examples of potential higher risk “indirectly” affected loan portfolios could be loans to service companies (hotels,

Securities and Exchange Commission
May 20, 2016
5 of 6

restaurants, retail) in towns where employment is principally oil-related.

Response:
The Company respectfully offers the following table which quantifies, by loan category, the Company’s direct oil and gas exposures as of December 31, 2015:

(In Thousands)	Commercial	Real estate construction one-to-four family	Real estate construction other	Real estate term owner occupied	Real estate term non-owner occupied	Real estate term other	Consumer secured by 1st deeds of trust	Consumer other	Total
December 31, 2015
AQR Pass	$31,746	$—	$—	$6,990	$8,544	$—	$—	$—	$47,280
AQR Special Mention	—	—	—	—	—	—	—	—	—
AQR Substandard	—	—	—	—	—	—	—	—	—
AQR Doubtful	—	—	—	—	—	—	—	—	—
AQR Loss	—	—	—	—	—	—	—	—	—
Total	$31,746	$—	$—	$6,990	$8,544	$—	$—	$—	$47,280

The Company defines “direct exposure” to the oil and gas industry as companies that it has identified as significantly reliant upon activity related to the oil and gas industry, such as oilfield services, lodging, equipment rental, transportation, and other logistics services specific to the industry.

The Company has no loans to oil producers or exploration companies.

The portion of the Company’s allowance for loan losses that related to the loans with direct exposure to the oil and gas industry, as defined by the Company and discussed further below, was estimated at $978,000 as of December 31, 2015.

The Company’s unfunded loan commitments to borrowers that have direct exposure to the oil and gas industry were $48.1 million at December 31, 2015.

The Company has included loans that you have characterized as “indirectly” affected by the oil and gas industry in the loans that the Company defines as “directly” exposed to the oil and gas industry.

*****
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
May 20, 2016
6 of 6

Thank you for providing the Company with the opportunity to respond to your comments. Please do not hesitate to contact me at (206) 757-8178 if you have any questions or concerns, or if you would like to discuss the substance of this letter or the documents referred to herein.
Very truly yours,

Davis Wright Tremaine LLP

/s/ Ryan J. York

Ryan J. York

cc: Latosha Frye, Northrim Bancorp
Gabe Nachand, Moss Adams